

SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8- 36492

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED JUL 1 8 2003 PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/01 (MM/DD/YY) AND ENDING 6/28/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Prime Capital Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Raymond Avenue
(No. and Street)

Poughkeepsie,	NY	12603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Conroy (845) 485-3300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — if individual, state last, first, middle name)

60 Broad Street	New York	N.Y.	10004
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 4 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Dennis Conroy swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prime Capital Services, Inc., as of June 28, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Chief Financial Officer

Title

JEAN M. MODICA
Notary Public, State of New York
No. 01MO6056604
Qualified In Dutchess County
Commission Expires March 26, 2003



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

PRIME CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Gilman & Ciocia, Inc.)

June 28, 2002

(Restated)

CONTENTS

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder
Prime Capital Services, Inc.

We have audited the accompanying statement of financial condition of Prime Capital Services, Inc. (a wholly-owned subsidiary of Gilman & Ciocia, Inc.) (the "Company") as of June 28, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prime Capital Services, Inc. as of June 28, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As stated in Note H, the Company's stock has been pledged by its Parent, Gilman & Ciocia, Inc., as collateral to secure a bank loan, which is currently in default. In the event that Gilman & Ciocia, Inc. continues to be in default of its bank loan, there is uncertainty as to the control of the Company.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 16 and 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

As discussed in Note C, the accompanying financial statements and notes to financial statements have been restated.

Grant Thornton LLP

New York, New York
August 19, 2002

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman & Ciocia, Inc.)

STATEMENT OF FINANCIAL CONDITION

June 28, 2002
(Restated)

ASSETS

Cash and cash equivalents	$ 1,559,924
Commissions receivable	2,470,426
Receivable from affiliate	3,355,247
Securities owned, at market value	1,756,443
Intangible assets (net of accumulated amortization of $529,884)	1,940,704
Goodwill	2,687,244
Other	224,377
Total assets	$13,994,365

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable	$ 1,349,903
Payable to broker	442,110
Securities sold, not yet purchased, at market value	210,771
Payable to parent	2,507,773
Accounts payable and other accrued liabilities	56,141
Total liabilities	4,566,698
Commitments and contingencies	
Stockholder's equity	
Common stock, class A; $.01 par value; 5,000 shares authorized; 1,525 shares issued and outstanding	15
Common stock, class B; $.01 par value; 5,000 shares authorized; none issued	-
Preferred stock; $.01 par value; 10,000 shares authorized; none issued	-
Additional paid-in capital	7,382,710
Retained earnings	2,044,942
Total stockholder's equity	9,427,667
Total liabilities and stockholder's equity	$13,994,365

The accompanying notes are an integral part of this financial statement.

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman & Ciocia, Inc.)

STATEMENT OF INCOME

Year ended June 28, 2002

(Restated)

Revenues	
Commissions	$53,647,289
Trading losses	(957,031)
Interest	2,161,257
Other	18,182
	54,869,697
Operating expenses	
Commissions	47,951,108
Overhead fee	3,758,970
Brokerage and licensing fees	1,676,638
Amortization	272,723
Professional fees	15,500
Interest and other	470,818
	54,145,757
Income before provision for income taxes	723,940
Provision for income taxes	296,815
NET INCOME	$ 427,125

The accompanying notes are an integral part of this financial statement.

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman & Ciocia, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended June 28, 2002

	Class A common stock	Class B common stock	Preferred stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at July 1, 2001, as previously reported	$15	$ -	$ -	$ 334,985	$2,277,022	$2,612,022
Prior period adjustments	-	-	-	7,047,725	(659,205)	6,388,520
Balance at July 1, 2001, as restated (Note K)	15	-	-	7,382,710	1,617,817	9,000,542
Net income	-	-	-	-	427,125	427,125
Balance, June 28, 2002	$15	$ -	$ -	$7,382,710	$2,044,942	$9,427,667

The accompanying notes are an integral part of this financial statement.

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman & Ciocia, Inc.)

STATEMENT OF CASH FLOWS

Year ended June 28, 2002

(Restated)

Cash flows from operating activities	
Net income	$ 427,125
Adjustments to reconcile net income to net cash used in operating activities	
Amortization, intangible assets	272,723
Changes in operating assets and liabilities	
(Increase) decrease in operating assets	
Commissions receivable	(47,891)
Receivable from affiliate	(1,804,687)
Securities owned, at market value	(1,697,210)
Other	(214,588)
Increase (decrease) in operating liabilities	
Commissions payable	(2,893,423)
Payable to broker	442,110
Securities sold, not yet purchased	210,771
Payable to parent	2,507,773
Accrued expenses and other accrued liabilities	(4,213)
Net cash used in operating activities	(2,801,510)
Net decrease in cash	(2,801,510)
Cash at beginning of year	4,361,434
Cash at end of year	$ 1,559,924
Supplemental disclosure of noncash investing and financing activity:	
Goodwill of $3,290,494 and intangible assets of $2,470,588 from acquisition of the Company by Gilman	$ 5,761,082

The accompanying notes are an integral part of this financial statement.

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman & Ciocia, Inc.)

NOTES TO FINANCIAL STATEMENTS

June 28, 2002

NOTE A - ORGANIZATION AND BUSINESS

Prime Capital Services, Inc. ("Prime" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Gilman & Ciocia, Inc. ("Gilman"), a publicly owned Delaware corporation. The Company is principally engaged in a retail business focusing on financial planning referrals from Gilman to generate commission revenue through the sale of securities and insurance products, introducing all customers to its clearing broker pursuant to a fully disclosed clearance agreement and is therefore exempt from the requirements of SEC rule 15c3-3 under paragraph k(2)(ii).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents include cash balances and money market funds maintained at financial institutions.

Securities Transactions

Securities owned are stated at quoted market values and the resulting unrealized gains and losses are reflected in the statement of income.

Securities sold, but not yet purchased, are stated at quoted market values, with unrealized gains and losses reflected in the statement of income. Subsequent market fluctuation of securities sold, but not yet purchased, may require purchasing the securities at prices which may differ from the market values reflected in the statement of financial condition.

Proprietary securities transactions are recorded on a trade-date basis. Customer securities transactions are recorded on a settlement-date basis with commission income and expense recorded on a trade-date basis.

Commission Income

The Company records commission income from agency trades on a trade-date basis.

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman & Ciocia, Inc.)

NOTES TO FINANCIAL STATEMENTS (continued)

June 28, 2002

NOTE B (continued)

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company files a consolidated Federal income tax return and a combined return for state and local purposes with Gilman. The Company calculates its provision for income taxes on a separate-company basis.

Intangible Assets

Intangible assets, other than goodwill, are generally amortized on a straight-line basis over the estimated period benefited. Intangible assets are recorded and amortized over a period not to exceed fifteen years. The Company reviews its intangible assets for events or changes in circumstances that may indicate that the carrying amount of the assets may not be recoverable, in which case an impairment charge is recorded.

Adoption of New Accounting Standards (Restated)

Goodwill and Intangible Assets

Goodwill and intangible assets, net relate to the acquisition of the Company by Gilman accounted for under the purchase method. Intangible assets include Broker-Dealer Registration and Independent Contractor Agreements. Goodwill represents acquisition costs in excess of the fair value of net tangible and identifiable intangible assets acquired as required by Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." On July 1, 2001, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Under the new standard, goodwill, including that acquired before initial application of the standard, will no longer be amortized but will be tested for impairment at least annually, beginning in the year of adoption. Prior to the adoption of SFAS No. 142, goodwill

NOTE B (continued)

was amortized over an expected life of 20 years. This testing requires the comparison of carrying value to fair value and, when appropriate, requires the reduction of the carrying value of impaired assets to their fair value. Intangible assets that have an indefinite useful life will not be amortized until such useful life is determined to be no longer indefinite. Evaluation of the remaining useful life of an intangible asset that is not being amortized must be completed each reporting period to determine whether events and circumstances continue to support an indefinite useful life. Identified finite-lived intangible assets will be amortized over their useful lives and reviewed for impairment when circumstances warrant. Amortization of finite-lived intangible assets is calculated on a straight-line basis over 20 years for the Broker-Dealer Registration and 15 years for Independent Contractor Agreements.

As of June 28, 2002, the remaining amount of the Company's goodwill, net of amortization recorded prior to June 30, 2001, was approximately $2.7 million.

Transfers and Servicing of Financial Assets

Statement of Financial Accounting Standards No. 140 ("SFAS No. 140"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," a replacement of SFAS No. 125, revises accounting standards for securitizations and other transfers of financial assets and collateral. The provisions of SFAS No. 140 carry over most of the guidance outlined in SFAS No. 125 and further establish accounting and reporting standards with a financial-component approach, which focuses on control. Under this approach, financial assets or liabilities are recognized when control is established and derecognized when control has been surrendered or the liability has been extinguished. In addition, specific implementation guidelines have been established to further distinguish transfers of financial assets that are sales from transfers that are secured borrowings. The adoption of SFAS No. 140 during 2001 had no material impact on the Company's financial statements.

NOTE C - RESTATEMENT

The financial statements and notes to financial statements have been restated to correct the financial statement presentation and disclosures of goodwill and intangible assets, to disclose certain related party transactions and to correct a disclosure of prior period adjustments. In addition, amounts payable to Gilman were reclassified from commissions payable to payable to parent.

NOTE D - INTANGIBLE ASSETS (Restated)

At June 28, 2002, the Company had intangible assets valued at $2,470,588, in connection with the acquisition of the Company by Gilman which was accounted for under the purchase method. Intangible assets consist of the Broker-Dealer Registration and the Independent Contractor Agreements of the Company in the amounts of $100,000 and $2,370,588, respectively. The related accumulated amortization of the Company's intangible assets at June 28, 2002 amounted to $16,263 and $513,621 for the Broker-Dealer Registration and the Independent Contractor Agreements, respectively.

Amortization expense for the fiscal year ended June 28, 2002 amounted to $272,723.

NOTE E - PAYABLE TO CLEARING BROKER

The Company conducts business with its clearing broker on behalf of its customers and for its own proprietary accounts. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a clearance agreement.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers.

NOTE F - RELATED-PARTY TRANSACTIONS (Restated)

Effective April 5, 1999, the Company entered into a contract with an affiliate, Prime Financial Services, Inc. ("PFS") (the "Affiliate"), which is wholly owned by Gilman, whereby PFS provides for all the Company's overhead services such as legal, accounting and administrative expenses. The overhead fee expense calculated at a stated percent of the Company's income amounted to approximately $3,059,000 for the year ended June 28, 2002 and is included in "Overhead fee" in the statement of income.

NOTE F (continued)

Additionally, the Company pays Gilman a management fee, which amounted to $700,000 for the year ended June 28, 2002, and is included in "Overhead fee" on the statement of income.

The Company has a receivable from PFS resulting from an overpayment of certain liabilities in the amount of $3,355,247, which is reflected in the statement of financial condition.

The Company records commission revenue for sales made by registered representatives that are also employees of Gilman. As of June 28, 2002, approximately $34 million of commission expense and $2.2 million of commissions payable were reflected for these transactions in "Commissions" and "Payable to parent" in the statements of income and financial condition, respectively.

NOTE G - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 28, 2002, the Company had net capital of $425,422, which exceeded its requirement of $290,392 by $135,030.

NOTE H - COMMITMENTS AND CONTINGENCIES

The Company has been named as a defendant in several customer arbitrations. These claims result from the actions of a broker in independent offices affiliated with the Company. Management believes that the outcomes will have no material effect on the Company's financial statements.

Gilman has pledged the capital stock of the Company to a national bank (the "Bank") to secure indebtedness incurred by Gilman under a credit facility (the "Facility") provided by the Bank. Gilman has failed to pay scheduled debt service and to maintain the ratios of (1) EBITDA to the sum of interest expense and the current portion of long-term debt of at least 2.0, and (2) senior funded debt to

NOTE H (continued)

EBITDA of less than 0.75, in each case required by the Facility, and has changed its control without the Bank's consent. As a result, the Bank has sent to Gilman a notice of default and demand for payment of all indebtedness owed by Gilman under the Facility. If Gilman does not make such payment, the Bank could enforce the pledge and become the Company's sole stockholder. However, Gilman has paid such debt service to the Bank and is negotiating with it to rescind its notice and demand and waive Gilman's noncompliance with the financial ratios. If such negotiations are successful, the Bank could not enforce the pledge.

NOTE I - INCOME TAXES

The Company files a consolidated corporate tax return with Gilman. The Company recorded a separate provision for Federal and New York State income taxes of $296,815, which is included in "Payable to parent" on the statement of financial condition.

NOTE J - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's securities activities involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers and third party providers.

NOTE K - PRIOR PERIOD ADJUSTMENTS (Restated)

The accompanying financial statements for the year ended June 28, 2002 have been restated to correct the following errors made during the period from April 1, 1999 through June 30, 2001. These errors had no effect on net income for 2002.

Effective April 1999, the Company was purchased by and became a wholly-owned subsidiary of Gilman. The Company failed to appropriately record its allocable portion of goodwill and intangible assets resulting from this acquisition in accordance with accounting principles generally accepted in the United

NOTE K (continued)

States of America. The Company should have recorded goodwill and intangible assets in the amount of $5,761,082, amortized over a period not to exceed 15 years, and related accumulated amortization for the above period of $860,411, with a corresponding increase to additional paid-in capital. Additional paid-in capital and retained earnings have been adjusted as of July 1, 2001 to reflect such goodwill and related amortization. In addition, retained earnings of approximately $214,000 at April 1, 1999 should have been reclassified to additional paid-in capital.

For the period from June 30, 1999 to June 30, 2001, the Company understated its income tax provisions. The effect of these understatements was to overstate retained earnings by $442,291 for the year ended June 30, 2001. Also, since the Company had not entered into a tax sharing agreement with Gilman, the Company should have recorded the liability corresponding to the computed income tax expense as a payable to the parent. These amounts totaling $1,072,346 should have been reclassified to additional paid-in capital, since Gilman ultimately had no tax liability in any of the above periods.

The Company understated its commission revenue net of its corresponding expense for the period from June 30, 1999 through June 30, 2001 by approximately $599,000. Retained earnings has been adjusted as of June 30, 2001 to reflect such understatement.

As a result of the above, the Company's overhead fee to PFS for the year ended June 28, 2002 was overstated as a result of the above matters for the period from June 30, 1999 to June 30, 2001 by approximately $259,000. This resulted in an increase to retained earnings of approximately $259,000.

SUPPLEMENTARY INFORMATION

Prime Capital Services, Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 28, 2002

Net capital	
Stockholder's equity qualified for net capital	$9,427,667
Deductions and/or charges	
Nonallowable assets	
Commissions receivable	672,653
Receivable from affiliate	3,355,247
Goodwill and other intangibles, net	4,627,948
Cash deposit	7,613
Other	187,240
	8,850,701
Net capital before haircuts on securities positions	576,966
Haircuts on securities	
Debt securities	120,492
Stocks	6,479
Undue concentration	24,573
Net capital	425,422
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $4,355,927 or $100,000	290,392
Excess net capital	$ 135,030
Ratio of aggregate indebtedness to net capital	10.24 to 1

Prime Capital Services, Inc.

RECONCILIATION WITH THE COMPANY'S COMPUTATION OF NET CAPITAL (INCLUDED IN PART II OF FORM X-17A-5)

June 28, 2002

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 571,800
Audit adjustments, net	(155,143)
Misapplication of haircuts	8,765
Net capital	$ 425,422
Minimum net capital requirement as reported in the Company's Part II (unaudited) FOCUS report	$ 266,310
Increase in capital requirement due to audit adjustments	24,082
Net capital requirement	$ 290,392

